

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
January 21, 2020

Contact: John C. Rogers
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. ANNOUNCES 4TH QUARTER EARNINGS AND FULL YEAR NET INCOME FOR 2019

    MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter and year ended December 31, 2019. Net income totaled $14.9 million for the fourth quarter of 2019, representing earnings per diluted common share of $0.72. In comparison, earnings per diluted common share were $0.72 for the third quarter of 2019 and $0.71 for the fourth quarter of 2018. Non-core items negatively impacted earnings per diluted common share by $0.01 during both the fourth and the third quarter of 2019, and positively impacted earnings per diluted common share by $0.02 during the fourth quarter of 2018.

    For the full year, net income was $53.7 million in 2019 versus $46.3 million in 2018, representing earnings per diluted common share of $2.63 and $2.41, respectively. Earnings per diluted common share were negatively impacted by $0.30 and $0.23 for non-core items for the full years of 2019 and 2018, respectively.

    "Although the recent interest rate environment and an unusual amount of loan payoffs constrained net interest income in the latter half of the year, we are pleased with our results. Non-interest income, excluding net gains and losses, grew 6% compared to the linked quarter, highlighted by increases in income from electronic banking, trust and investment, and mortgage banking," said Chuck Sulerzyski, President and Chief Executive Officer. "We completed the acquisition of First Prestonsburg Bancshares Inc. during 2019. For the fourth consecutive year, excluding non-core items, we generated positive operating leverage during the year. We also continued to improve our efficiency ratio and had solid non-interest income growth supplemented by the First Prestonsburg acquisition, while investing in technology to better serve our customers. In 2020, we will continue to put our clients' needs first, while continuing to make prudent investments into our business."

Note: The comparison of income statement and balance sheet results between the 2019 and 2018 periods was affected by the First Prestonsburg Bancshares Inc. ("First Prestonsburg") acquisition, which closed April 12, 2019, and the ASB Financial Corp. ("ASB") acquisition, which closed April 13, 2018.

Statement of Operations Highlights:
- *Net interest income for the fourth quarter of 2019 declined 2% compared to the third quarter of 2019, and grew 3% compared to the fourth quarter of 2018, while increasing 9% for the full year of 2019.*
  - Net interest margin was 3.56% for the fourth quarter of 2019, compared to 3.66% for the linked quarter, and 3.77% for the fourth quarter of 2018. Net interest margin was 3.69% for the full year of 2019, compared to 3.71% for the full year of 2018.
  - The decreases in net interest income and net interest margin compared to the linked quarter were driven by interest rate declines resulting in lower yields on investment securities and loans, partially offset by lower deposit costs.
  - Compared to the fourth quarter of 2018, the improvement in net interest income was primarily due to the impact of the acquired First Prestonsburg loans and deposits, while the decline in the net interest margin was driven by lower yields on investment securities, given accelerated premium amortization.
- *Provision for loan losses was $1.1 million for the fourth quarter and $2.5 million for the full year of 2019.*
  - Net charge-offs for the fourth quarter of 2019 were 0.16% of average total loans, up from 0.11% of average total loans for the linked quarter, and 0.10% of average total loans for the fourth quarter of 2018, driven by higher commercial and industrial and consumer indirect loan charge-offs.

- For the full year of 2019, net charge-offs were $1.1 million, or 0.04% of average total loans, down from $4.0 million, or 0.15% of average total loans during 2018, mainly due to a recovery in 2019 of $1.8 million, or 0.06% of average total loans, recorded on a previously charged-off commercial loan.
- ***Total non-interest income, excluding net gains and losses, grew 6% for the fourth quarter of 2019 compared to the linked quarter, and 22% compared to the fourth quarter of 2018, while increasing 13% for the full year of 2019.***
  - The increase compared to the linked quarter was driven by higher bank owned life insurance ("BOLI") income, which included $482,000 related to tax-free death benefits that exceeded the cash surrender value.
  - The growth compared to the fourth quarter of 2018 was led by higher electronic banking income, commercial loan swap fees, deposit account service charges, BOLI income, which included tax-free death benefits, and mortgage banking income.
  - For the full year of 2019 compared to 2018, non-interest income categories increased, with the exception of insurance income and other non-interest income, which both declined slightly.
- ***Total non-interest expense for the fourth quarter of 2019 was up 2% compared to the linked quarter and 8% compared to the fourth quarter of 2018, while increasing 9% for the full year of 2019.***
  - The increase compared to the linked quarter was driven by higher professional fees, net occupancy and equipment expenses, and data processing and software expense, as well as $270,000 of severance expense recognized during the fourth quarter of 2019, partially offset by lower electronic banking expense and a Federal Deposit Insurance Corporation ("FDIC") insurance benefit related to the credit received during the quarter.
  - Compared to the fourth quarter of 2018, salaries and employee benefit costs drove the increase, which was partially offset by an FDIC insurance benefit due to the credit received during the quarter.
  - The increase for the full year of 2019 was driven by salaries and employee benefit costs, partially offset by lower FDIC insurance expense and professional fees.
  - The efficiency ratio was 61.9% for the fourth quarter of 2019 and 64.7% for the full year of 2019. Adjusted to exclude non-core items, the efficiency ratio was 61.3% for the fourth quarter of 2019 and 61.1% for the full year of 2019.

Balance Sheet Highlights:
- ***Period-end total loan balances at December 31, 2019 grew $23.2 million, or 3% annualized, compared to September 30, 2019.***
  - Originated loan balances, which exclude acquired loan balances, increased $51.2 million, or 9% annualized, during the quarter. While commercial loan originations continued to be strong compared to the prior year, they were partially offset by paydowns during the quarter.
  - Compared to December 31, 2018, period-end total loans grew $144.7 million, or 5%, due to a combination of originated loan growth and loans acquired from First Prestonsburg.
  - Average loan balances for the full year of 2019 grew 8% compared to 2018, due to growth in both originated loans and the loans acquired from First Prestonsburg.
- ***Asset quality metrics remained strong during the fourth quarter and for the full year of 2019.***
  - Delinquency trends remained stable as loans considered current comprised 98.6% of the loan portfolio at December 31, 2019, compared to 99.0% at September 30, 2019, and 98.5% at December 31, 2018.
  - Compared to September 30, 2019, criticized loans declined $3.6 million, or 4%, and classified loans increased $7.2 million, or 12%, mostly due to the downgrade of one commercial real estate relationship, along with a few smaller commercial loan relationships.
  - Nonperforming assets were 0.76% of total loans and other real estate owned ("OREO") at December 31, 2019, compared to 0.74% at September 30, 2019, and 0.71% at December 31, 2018.
- ***Period-end total deposit balances at December 31, 2019 decreased $65.8 million, or 2%, compared to September 30, 2019, and increased $335.9 million, or 11%, compared to December 31, 2018.***
  - Compared to September 30, 2019, the majority of the decline in deposits was seasonal.
  - The increase in deposit balances compared to December 31, 2018 was driven primarily by the deposits acquired from First Prestonsburg.
  - Total demand deposit balances were 40% of total deposits at December 31, 2019, compared to 39% at September 30, 2019 and 40% at December 31, 2018.

Net Interest Income
Net interest income for the fourth quarter of 2019 was $35.1 million, a decline of $633,000, or 2%, compared to the third quarter of 2019. Net interest margin was 3.56% and 3.66% for the current and linked quarters, respectively. The decreases in net interest income and margin were driven by interest rate declines during the quarter resulting in lower yields on investment securities and loans, partially offset by lower deposit costs.

Accretion income, net of amortization expense, from acquisitions was $1.8 million for the fourth quarter of 2019 and $1.2 million for the third quarter of 2019, which added 18 basis points and 12 basis points, respectively, to net interest margin. The increase in net accretion income was driven by an acquired commercial loan that paid off during the fourth quarter of 2019, which positively impacted the net interest margin by 6 basis points. The net interest margin for the fourth quarter of 2019 was negatively impacted by 3 basis points, given an adjustment to Peoples' interest rate swap transactions.

Net interest income for the current quarter increased $1.0 million, or 3%, compared to the fourth quarter of 2018. Net interest margin was 3.56% and 3.77% for the fourth quarters of 2019 and 2018, respectively. Compared to the prior-year quarter, the increase in net interest income was driven by higher interest income on loans, due to higher loan balances, as a result of the acquired First Prestonsburg loans, combined with higher yields on loans. The higher interest income on loans was partially offset by an increase in interest expense on deposits due to higher rates being paid on deposits, combined with additional interest expense related to the acquired First Prestonsburg deposits. The decline in the net interest margin was driven by lower yields on investment securities, given accelerated premium amortization. The fourth quarter of 2018 benefited from proceeds of $305,000 received on investment securities that had been previously written down due to other-than-temporary impairment, which added 3 basis points to net interest margin. Peoples recorded no similar proceeds during the fourth quarter of 2019.

For the fourth quarter of 2019, net accretion income from acquisitions was $1.8 million, adding 18 basis points to net interest margin, compared to $506,000 for the fourth quarter of 2018, which added 6 basis points. The increase in net accretion income compared to the fourth quarter of 2018 was due to the First Prestonsburg acquisition, as well as by the acquired loan that paid off during the fourth quarter of 2019.

Net interest income increased 9% to $140.8 million for the year, while the net interest margin declined from 3.71% for the full year of 2018 to 3.69% for the full year of 2019. The increase in net interest income was driven by higher interest income on loans due to a combination of loan growth, which was primarily the result of the acquisitions in 2019 and 2018, and higher yields on loans. The increase in interest income on loans outpaced the increase in interest expense from deposits, which was up primarily due to higher rates paid on deposits, combined with additional interest expense related to deposits from the recent acquisitions. The decline in net interest margin compared to 2018 was driven by the overall increase in rates on deposits and borrowings, combined with lower yields on investment securities, given accelerated premium amortization. The full year of 2018 benefited from proceeds of $894,000 received on investment securities that had been previously written down due to other-than-temporary impairment, which added 3 basis points to net interest margin. Peoples recorded no similar proceeds during 2019.

Net accretion income from acquisitions was $4.9 million for 2019 and $2.2 million for 2018, respectively, which added 12 basis points and 6 basis points, respectively, to net interest margin for 2019 and 2018. The growth in net accretion income compared to 2018 was driven by the First Prestonsburg acquisition, as well as by the acquired loan that paid off during the fourth quarter of 2019.

Provision for Loan Losses:

The provision for loan losses was $1.1 million for the fourth quarter of 2019, compared to $1.0 million for each of the linked quarter and the fourth quarter of 2018. Net charge-offs for the fourth quarter of 2019 were $1.2 million, or 0.16% of average total loans, compared to $777,000, or 0.11% of average total loans, for the linked quarter and $661,000, or 0.10% of average total loans, for the fourth quarter of 2018.

For the full year of 2019, provision for loan losses was $2.5 million, compared to $5.4 million for 2018. The lower provision for loans losses for 2019 compared to 2018 was due to lower charge-offs and less loan growth compared to 2018. Net charge-offs for the full year of 2019 were $1.1 million, or 0.04% of average total loans, compared to $4.0 million, or 0.15% of average total loans, for 2018. The full year of 2019 included a recovery of $1.8 million, or 0.06% of average total loans, recorded on a previously charged-off commercial loan. The full year of 2018 included a charge-off of $827,000 on an acquired commercial loan relationship.

Net Gains and Losses:

Net gains and losses include gains and losses on investment securities, asset disposals and other transactions, which are included in total non-interest income on the Consolidated Statements of Income. Net losses during the fourth quarter of 2019 were $135,000, compared to net gains of $19,000 for the linked quarter, and net losses of $15,000 in the fourth quarter of 2018. Net losses during the fourth quarter of 2019 were driven by a net loss on repossessed assets. For the full year of 2019, net losses were $618,000 compared to net losses of $480,000 in 2018. Net losses during 2019 were driven by a net loss on repossessed assets, the write-offs of fixed assets acquired from First Prestonsburg of $243,000 and market value write-downs related to closed offices that were held for sale. The net losses recognized during 2018 were primarily associated with write-offs of fixed assets acquired from ASB of $203,000 and market value write-downs of real estate held for sale.

Total Non-interest Income, Excluding Net Gains and Losses:

Total non-interest income, excluding net gains and losses, for the fourth quarter of 2019 increased $924,000, or 6%, compared to the linked quarter. BOLI income nearly doubled compared to the third quarter of 2019, due to $482,000 of tax-free death benefits that exceeded the cash surrender value of the policies. Electronic banking income was up $272,000, or 8%, driven by customer debit card usage. Trust and investment income increased $236,000, or 7%, experiencing growth in both managed asset and employee benefit plan fees. Mortgage banking income was up $132,000, or 11%, due mainly to the recent decline in interest rates, which resulted in increased customer demand for mortgage loans. Offsetting the above increases were declines in income from deposit account service charges and insurance commissions of $84,000, or 3%, and $77,000, or 2%, respectively.

Compared to the fourth quarter of 2018, total non-interest income, excluding net gains and losses, was up $3.1 million, or 22%. All non-interest income categories increased, with the exception of insurance income and other non-interest income, which had slight decreases. Electronic banking income was up $832,000, or 28%, primarily as the result of increased debit card usage, which was positively impacted by the additional cardholders obtained in the First Prestonsburg acquisition. Commercial loan swap fees and mortgage banking income increased considerably compared to the fourth quarter of 2018, driven by increases in customer demand as a result of the current interest rate environment. Income from deposit account service charges, which increased $531,000, or 20%, compared to the prior year quarter, benefited from the additional accounts acquired from First Prestonsburg and a new deposit account fee schedule implemented in March 2019. BOLI income was up $473,000, or 96%, due primarily to the tax-free death benefits discussed above. Trust and investment income increased $308,000, or 10%, from an increase in retirement plan income from strong sales activities and an increase in managed assets from market appreciation.

For the full year of 2019, total non-interest income, excluding net gains and losses, increased $7.7 million, or 13%, compared to 2018. Electronic banking income increased $2.2 million, or 19%, primarily as the result of increased debit card usage, which was positively impacted by the additional cardholders obtained in the First Prestonsburg and ASB acquisitions. Income from deposit account service charges was up $1.9 million, or 20%, compared to a year ago primarily due to the additional accounts from the ASB and First Prestonsburg acquisitions, coupled with changes in deposit fees. Commercial loan swap fees increased $1.5 million, more than tripling compared to 2018, driven by an increase in customer demand as a result of the current interest rate environment. Year-over-year, mortgage banking income increased $995,000, or 30%, mainly due to increased demand as a result of the recent interest rate declines. Realized and unrealized gains on equity investment securities increased $624,000 compared to 2018, driven by $787,000 of income related to the sale of restricted Class B Visa stock during the first quarter of 2019. These increases were partially offset by lower Small Business Administration income, which declined $559,000, or 80%, compared to 2018 as a result of lower volume of loan originations and sales.

Total Non-interest Expense:

Total non-interest expense for the fourth quarter of 2019 was up $528,000, or 2%, compared to the third quarter of 2019. During the fourth quarter of 2019, acquisition-related expenses of $65,000 were recognized, compared to $199,000 during the linked quarter. The fourth quarter of 2019 also included $270,000 of severance expense. Professional fees were up $387,000, or 25%, compared to the linked quarter, primarily due to legal expenses and consulting work performed during the fourth quarter of 2019. Compared to the linked quarter, net occupancy and equipment expenses increased $125,000, or 4%, driven by higher rent expense. Data processing and software expense was up $76,000, or 5%, due to investments in technology made during the quarter. These were offset by a decline in electronic banking expense of $224,000, or 11%, and an FDIC insurance benefit of $150,000 due to the credit received during the fourth quarter of 2019. The FDIC insurance benefit was related to the level of the federal deposit insurance fund that continued to be above the target threshold for smaller banks (banks with total consolidated assets of less than $10 billion) to recognize credits. Peoples cannot reasonably anticipate any future recognition of credits, as the deposit insurance fund is analyzed on a quarterly basis, and is the premise for receiving credits.

Total non-interest expense was up $2.6 million, or 8%, for the fourth quarter of 2019 compared to the fourth quarter of 2018, driven by a $1.5 million, or 9%, increase in salaries and employee benefits costs. The fourth quarter of 2019 included $65,000 of acquisition-related expenses, down from $382,000 during the fourth quarter of 2018. The fourth quarter of 2019 also included $270,000 of severance expense. The fourth quarter of 2018 included pension settlement charges of $91,000. There were no similar charges in 2019. Salaries and employee benefit costs were up primarily due to higher base salaries and medical insurance. Base salaries were impacted by merit increases, which included the continued movement towards a $15 per hour minimum wage throughout Peoples' organization, and the employees added from First Prestonsburg. Net occupancy and equipment expense increased $470,000, or 17%, compared to the fourth quarter of 2018, and was impacted by the costs related to the additional facilities from the First Prestonsburg acquisition. Data processing and software expense was up $318,000, or 24%, as the result of systems and software upgrades and overall growth. These were partially offset by an FDIC insurance benefit of $150,000 due to the credit received during the quarter, compared to an expense of $373,000 in the fourth quarter of 2018.

For the full year of 2019, total non-interest expense was up $11.3 million, or 9%, compared to 2018, driven by higher salaries and employee benefit costs, partially offset by declines in FDIC insurance expense and professional fees. Acquisition-related expenses were $7.3 million during both 2019 and 2018. Salaries and employee benefit costs were up $8.6 million, or 12%, primarily due to higher base salaries, medical insurance and stock-based compensation. Base salaries were impacted by merit increases, which included the continued movement towards a $15 per hour minimum wage throughout Peoples' organization, and the employees added from the acquisitions in 2019 and 2018. The increase in medical insurance was driven by higher medical claims, which was impacted by an increase in the number of participants in the insurance plan. FDIC insurance expense declined $944,000, or 61%, due to the credits received during the year. Professional fees were down $767,000, or 10%, compared to 2018, mostly due to the impact of legal expenses and consulting work performed during 2018, which was not duplicated in 2019. Additionally, net occupancy and equipment expenses increased $1.2 million, or 10%, compared to 2018, primarily due to the added facilities obtained in the recent acquisitions. Peoples' investments in technology, coupled with higher transaction volume, resulted in increases in electronic banking expense of $1.1 million, or 19%, and data processing and software expense of $913,000, or 17%.

The efficiency ratio for the fourth quarter of 2019 was 61.9%, compared to 61.1% for the linked quarter and 62.0% for the fourth quarter of 2018. The efficiency ratio increased compared to the linked quarter mainly as the result of the decline in net interest income. The efficiency ratio, adjusted for non-core items, was 61.3% for the fourth quarter of 2019, compared to 60.7% for the linked quarter, and 61.0% for the fourth quarter of 2018. For the full year of 2019, the efficiency ratio was 64.7% compared to 65.3% in 2018. Adjusted for non-core items, the efficiency ratio for the full year of 2019 was 61.1%, compared to 61.3% in 2018.

Income Tax Expense:

Income tax expense was $2.8 million for the fourth quarter of 2019, compared to $3.3 million for the linked quarter and $2.5 million for the fourth quarter of 2018. The decline in income tax expense compared to the linked quarter was primarily due to a tax benefit of $204,000 related to the release of a portion of the reserve for uncertain tax positions and a tax benefit related to non-taxable BOLI income in the fourth quarter of 2019. During the fourth quarter of 2018, the final impact related to the federal income tax rate change from the Tax Cuts and Jobs Act resulted in a reduction to income tax expense of $705,000.

For the full year of 2019, income tax expense totaled $11.7 million compared to $8.7 million in 2018, and the effective tax rate for 2019 was 17.8%, compared to 15.8% for 2018. The year-over-year increase in income tax expense was primarily due to higher pre-tax income. While the effective tax rate in 2019 was positively impacted by tax benefits related to non-taxable BOLI income and for the vesting of restricted stock, the effective tax rate for 2018 was lower due to tax benefits related to a valuation release, the final impact related to the federal income tax rate change, and for the vesting of restricted stock.

Loans:

Period-end total loan balances at December 31, 2019 increased $23.2 million, or 3% annualized, compared to September 30, 2019. Growth in originated loan balances of $51.2 million, or 9% annualized, compared to September 30, 2019, was partially offset by usually high paydowns in the commercial loan portfolios. Commercial and industrial loan balances were up $54.8 million, or 9%, as originations, including strong growth in floor plan loan balances, were partially offset by paydowns. Commercial real estate loan balances were up $3.0 million, as originations were largely offset by paydowns. Construction loan balances declined $16.3 million, or 16%, compared to September 30, 2019, due to paydowns driven by sales of real estate, or customers refinancing their loans into the permanent market. Consumer indirect loan balances were down $6.1 million, or 1%, from September 30, 2019.

Compared to December 31, 2018, total loan balances increased $144.7 million, or 5%. The increase in period-end balances for 2019 was due to a combination of originated loan growth and loans acquired from First Prestonsburg. Originated loan balances increased $117.8 million, or 5%, compared to December 31, 2018. Residential real estate loan balances were up $67.7 million, or 11%, driven by a combination of acquisitions and originations. Commercial loan balances increased $65.7 million, or 4%, from balances at December 31, 2018, driven by originations, partially offset by a decline in acquired commercial loan balances. Consumer indirect loans increased $9.9 million, or 2%, compared to December 31, 2018. Loan originations during 2019 were higher than in the prior year, however, significantly higher loan paydowns experienced in the commercial loan portfolios during 2019 minimized the impact of the increased production on loan balances compared to December 31, 2018.

Quarterly average total loan balances grew $6.1 million compared to the linked quarter. Average commercial and industrial loan balances increased $21.2 million, or 4%, and average residential real estate loans increased $16.3 million, or

3%. These were partially offset by declines in average construction loans of $16.0 million, or 15%, and average commercial real estate loans of $10.7 million, or 1%.

Compared to the fourth quarter of 2018, quarterly average loan balances increased $125.3 million, or 5%, driven by the First Prestonsburg acquisition, coupled with originated loan growth. Average commercial loan balances increased $42.3 million, or 3%, compared to the fourth quarter of 2018. Average residential real estate loans increased $62.4 million, or 10%, compared to the year-ago quarter, and average consumer indirect loans provided growth of $17.9 million, or 4%.

Average total loan balances for 2019 increased $201.1 million, or 8%, compared to the full year of 2018, driven by the acquisitions of First Prestonsburg and ASB, coupled with originated loan growth. Average commercial loan balances increased $84.6 million, or 6%, and average residential real estate loan balances increased $63.2 million, or 11%. Average consumer indirect loan balances provided growth of $43.3 million, or 12%, compared to the prior year.

Asset Quality:

Overall asset quality remained strong as of December 31, 2019. Criticized loans, which are those categorized as special mention, substandard or doubtful, decreased $3.6 million, or 4%, compared to September 30, 2019 and $17.4 million, or 15%, compared to December 31, 2018. The decline compared to September 30, 2019 was mainly due to the payoff of one large commercial loan relationship. Criticized loans were 3.37% of total loans at December 31, 2019, compared to 3.52% at September 30, 2019 and 4.18% at December 31, 2018. Classified loans, which are those categorized as substandard or doubtful, increased $7.2 million, or 12%, compared to September 30, 2019, and were up $22.3 million, or 51%, from December 31, 2018. As a percent of total loans, classified loans were 2.30% at December 31, 2019, compared to 2.07% at September 30, 2019, and 1.61% at December 31, 2018. The increase compared to the linked quarter was driven by the downgrade of one commercial real estate relationship, along with a few smaller commercial loan relationships. Compared to December 31, 2018, the increase in classified loans was largely related to acquired First Prestonsburg loans, coupled with downgrades of three commercial loan relationships during the year.

Nonperforming assets as a percent of total loans and OREO was 0.76% at December 31, 2019, compared to 0.74% at September 30, 2019 and 0.71% at December 31, 2018. At December 31, 2019, nonperforming assets were $21.9 million, and increased $936,000, or 4%, from September 30, 2019, and increased $2.5 million, or 13%, from December 31, 2018. Compared to September 30, 2019, increases in nonaccrual loans were partially offset by declines in loans past due 90+ days and accruing, coupled with declines in OREO. Previously acquired loans comprised $3.1 million of the total $3.9 million of loans past due 90+ days and accruing at December 31, 2019. The increase in our nonperforming assets compared to December 31, 2018 was mostly due to First Prestonsburg acquired loans.

Annualized net charge-offs were 0.16% of average total loans during the fourth quarter of 2019, compared to 0.11% in the linked quarter, and 0.10% in the fourth quarter of 2018. The higher net charge-off rate during the fourth quarter of 2019 was driven by higher consumer indirect and commercial and industrial loan charge-offs. For the full year of 2019, net charge-offs were 0.04% of average total loans, which reflected the recognition of a recovery of $1.8 million, or 0.06% of average total loans, during 2019. Annualized net charge-offs were 0.15% of average total loans during 2018, which included a charge-off of $827,000 on an acquired commercial loan relationship.

The allowance for loan losses was $21.6 million at both December 31, 2019 and September 30, 2019, compared to $20.2 million at December 31, 2018. The ratio of the allowance for loan losses as a percent of total loans was 0.75% at December 31, 2019, compared to 0.76% at September 30, 2019, and 0.74% at December 31, 2018. The ratio includes total acquired loans, from First Prestonsburg and previous acquisitions, of $599.7 million and an allowance for acquired loan losses of $729,000 at December 31, 2019. The increase in the ratio compared to year-end 2018 was due largely to loan growth.

Deposits:

As of December 31, 2019, period-end deposits declined $65.8 million, or 2%, compared to September 30, 2019. The majority of the decline was seasonal, driven by a decline in governmental deposits of $44.0 million, combined with two commercial customer relationships that had maintained higher balances at September 30, 2019, which declined during the fourth quarter. Money market deposit accounts were up $27.9 million, or 6%, compared to the linked quarter. Period-end deposits increased $335.9 million, or 11%, compared to December 31, 2018, largely due to the acquired deposit balances from First Prestonsburg during 2019.

Average deposits for the fourth quarter of 2019 were relatively flat compared to the linked quarter. Increases in average non-interest-bearing, money market, and interest-bearing deposit accounts were offset by lower average governmental deposit accounts and brokered certificates of deposit. Compared to the fourth quarter of 2018, quarterly average deposits increased $329.7 million, or 11%, largely due to the First Prestonsburg acquisition. For the full year of 2019, average deposits increased $335.2 million, or 11%, compared to the full year of 2018, which was also driven by the First Prestonsburg acquisition.

Total demand deposit accounts comprised 40% of total deposits at December 31, 2019 compared to 39% at September 30, 2019 and to 40% at December 31, 2018.

Stockholders' Equity:

At December 31, 2019, the tier 1 risk-based capital ratio was 14.81%, compared to 14.48% at September 30, 2019 and 13.92% at December 31, 2018. The common equity tier 1 risk-based capital ratio was 14.56% at December 31, 2019, compared to 14.23% at September 30, 2019 and 13.66% at December 31, 2018. The total risk-based capital ratio was 15.54% at December 31, 2019, compared to 15.22% at September 30, 2019 and 14.65% at December 31, 2018. The improvement in these capital ratios compared to the end of the linked quarter was impacted by a slight decline in assets, driven by a decrease in the investment securities portfolio during the quarter. Compared to year-end 2018, the capital ratios at December 31, 2019 were impacted by the First Prestonsburg acquisition, which created increases in capital and risk-weighted assets.

Total shareholders' equity at December 31, 2019 increased $6.2 million, or 1%, compared to September 30, 2019, which was mainly driven by net income of $14.9 million, partially offset by dividends paid of $6.9 million and an increase in accumulated other comprehensive loss. The increase in accumulated other comprehensive loss was the result of a lower market value related to the available for sale investment securities portfolio, which was driven by overall increases in market interest rates during the quarter. Additionally, Peoples repurchased 12,252 of its common shares for a total of $374,000 during the fourth quarter of 2019. The increase in shareholders' equity drove increases in book value per share and tangible book value per share, which excludes goodwill and other intangible assets, during the quarter. Compared to September 30, 2019, the ratio of total shareholders' equity to total assets and the tangible equity to tangible assets ratio, which excludes goodwill and other intangible assets, increased 25 and 26 basis points, respectively. The improvement compared to the linked quarter was impacted by a slight decline in total assets, driven by a decrease in the investment securities portfolio during the quarter.

Total shareholders' equity at December 31, 2019 increased $74.3 million, or 14%, compared to the prior year-end, which was mainly caused by net income of $53.7 million, an increase in stock outstanding related to the acquisition of First Prestonsburg, and a decline in accumulated other comprehensive loss, partially offset by dividends paid of $26.9 million. The decrease in accumulated other comprehensive loss was the result of a higher market value related to the available for sale investment securities portfolio, which was driven by overall declines in market interest rates from December 31,2018 to December 31, 2019. Additionally, Peoples repurchased 26,427 of its common shares for a total of $805,000 during 2019. Compared to December 31, 2018, the increase in shareholders' equity drove increases in book value per share and tangible book value per share. The ratio of total shareholders' equity to total assets and the tangible equity to tangible assets ratio increased 61 and 62 basis points, respectively, compared to December 31, 2018.

Peoples Bancorp Inc. is a diversified financial services holding company with $4.4 billion in total assets, 88 locations, including 77 full-service bank branches, and 85 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries - Peoples Bank and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss fourth quarter and full year 2019 results of operations today at 11:00 a.m., Eastern Standard Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-US GAAP Financial Measures:

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management uses these "non-US GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-US GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-US GAAP performance measures that may be presented by other companies. Below is a listing of the non-US GAAP financial measures used in this news release:

- Core non-interest expense is non-US GAAP since it excludes the impact of acquisition-related costs, pension settlement charges, and severance expenses.

- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-US GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

- Efficiency ratio adjusted for non-core items is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, the amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

- Tangible assets, tangible equity and tangible book value per common share measures are non-US GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.

- Total non-interest income, excluding net gains and losses, is a non-US GAAP measure since it excludes all gains and/or losses included in earnings.

- Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is non-US GAAP since it excludes the provision for loan losses and all gains and/or losses included in earnings.

- Return on average assets adjusted for non-core items is calculated as annualized net income (less the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, and severance expenses) divided by average assets. This measure is non-US GAAP since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, and severance expenses.

- Return on average tangible stockholders' equity is calculated as annualized net income (less after-tax impact of amortization of other intangible assets) divided by tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

A reconciliation of these non-US GAAP financial measures to the most directly comparable GAAP financial measures is included at the end of this news release under the caption of "Non-US GAAP Financial Measures".

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "estimate", "may", "feel", "expect", "believe", "plan", "will", "will likely," "would", "should", "could", "project", "goal", "target", "potential", "seek", "intend", and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the success, impact, and timing of the implementation of Peoples' business strategies and its ability to manage strategic initiatives, including the successful integration of the business of First Prestonsburg and the expansion of consumer lending activity;

(2) risks and uncertainties associated with Peoples' entry into new geographic markets and risks resulting from Peoples' inexperience in these new geographic markets;

(3) Peoples' ability to identify, acquire, or integrate suitable strategic acquisitions, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;

(4) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, which can in turn impact Peoples' credit spreads, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals;

(5) changes in the interest rate environment due to economic conditions and/or the fiscal policies of the United States ("U.S.") government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which may adversely impact interest rates, interest margins, loan demand and interest rate sensitivity;

(6) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, or deposit insurance premium levels, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(7) the effects of easing restrictions on participants in the financial services industry;

(8) local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations, and the relationship of the U.S. and its global trading partners) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(9) the existence or exacerbation of general geopolitical instability and uncertainty;

(10) changes in policy and other regulatory and legal developments, and uncertainty or speculation pending the enactment of such changes;

(11) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;

(12) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans, charge-offs, and customer creditworthiness generally, which may be less favorable than expected and adversely impact the amount of interest income generated;

(13) adverse changes in economic conditions and/or activities, including, but not limited to, slowing or reversal of the current U.S. economic expansion, continued economic uncertainty in the U.S., the European Union (including the uncertainty surrounding the actions to be taken to implement the referendum by British voters to exit the European Union), Asia, and other areas, which could decrease sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(14) deterioration in the credit quality of Peoples' loan portfolio, which may adversely impact the provision for loan losses;

(15) Peoples may have more credit risk and higher credit losses to the extent there are loan concentrations by location or industry of borrowers or collateral;

(16) changes in accounting standards, policies, estimates or procedures, including the extent to which the new current expected credit loss accounting standard issued by the Financial Accounting Standards Board in June 2016 and effective for Peoples as of January 1, 2020, which will require banks to record, at the time of origination, credit losses expected throughout the life of the asset portfolio on loans and held-to-maturity securities, as opposed to the current practice of recording losses when it is probably that a loss event has occurred, may adversely affect Peoples' reported financial condition or results of operations;

(17) Peoples' assumptions and estimates used in applying critical accounting policies, and modeling, which may prove unreliable, inaccurate or not predictive of actual results;

(18) the discontinuation of London Inter-Bank Offered Rate and other reference rates may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;

(19) adverse changes in the conditions and trends in the financial markets, including political developments, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(20) the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors;

(21) Peoples' ability to receive dividends from its subsidiaries;

(22) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(23) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(24) Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(25) Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including Peoples' primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(26) operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;

(27) changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions, legislative or regulatory initiatives, or other factors, which may be different than anticipated;

(28) the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cyber security, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;

(29) the impact on Peoples' businesses, personnel, facilities, or systems, of losses related to acts of fraud, theft, or violence;

(30) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics, cyber attacks, system failures, civil unrest, military or terrorist activities or international conflicts;

(31) the impact on Peoples' businesses and operating results of any costs associated with obtaining rights in intellectual property claimed by others and adequately protecting Peoples' intellectual property;

(32) Peoples' continued ability to grow deposits; and

(33) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the SEC, including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in Peoples' subsequent Quarterly Reports on Form 10-Q.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its December 31, 2019 consolidated financial statements as part of its Annual Report on Form 10-K to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

	Three Months Ended			Year Ended	
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
PER COMMON SHARE:					
Earnings per common share:					
Basic	$ 0.72	$ 0.72	$ 0.71	$ 2.65	$ 2.42
Diluted	0.72	0.72	0.71	2.63	2.41
Cash dividends declared per common share	0.34	0.34	0.30	1.32	1.12
Book value per common share	28.72	28.43	26.59	28.72	26.59
Tangible book value per common share (a)	20.12	19.78	18.30	20.12	18.30
Closing stock price at end of period	$ 34.66	$ 31.81	$ 30.10	$ 34.66	$ 30.10
SELECTED RATIOS:					
Return on average stockholders' equity (b)	9.97 %	10.11 %	10.86 %	9.48 %	9.48 %
Return on average tangible equity (b)(c)	14.96 %	15.35 %	16.76 %	14.36 %	14.81 %
Return on average assets (b)	1.36 %	1.37 %	1.38 %	1.27 %	1.19 %
Return on average assets adjusted for non-core items (b)(d)	1.39 %	1.38 %	1.35 %	1.42 %	1.32 %
Efficiency ratio (e)	61.92 %	61.10 %	62.02 %	64.74 %	65.33 %
Efficiency ratio adjusted for non-core items (f)	61.28 %	60.72 %	61.04 %	61.09 %	61.32 %
Pre-provision net revenue to total average assets (b) (g)	1.72 %	1.76 %	1.73 %	1.62 %	1.57 %
Net interest margin (b)(h)	3.56 %	3.66 %	3.77 %	3.69 %	3.71 %
Dividend payout ratio (i)	46.76 %	47.35 %	42.23 %	50.08 %	46.65 %

(a) This amount represents a non-US GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(b) Ratios for the three-month periods are presented on an annualized basis.

(c) This ratio represents a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from earnings and it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(d) Return on average assets adjusted for non-core items represents a non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and/or losses, acquisition-related expenses, and pension settlement charges. Additional information regarding the calculation of this ratio is included at the end of this new release.

(e) Total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-US GAAP financial measure since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release.

(f) The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-US GAAP financial measure since it excludes the impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, severance expenses, and the amortization of other intangible assets included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this new release.

(g) Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This ratio represents a non-US GAAP financial measure since it excludes the provision for loan losses and all gains and/or losses included in earnings. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release.

(h) Information presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.

(i) This ratio is calculated based on dividends declared during the period divided by net income for the period.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended			Year Ended	
	December 31,	September 30,	December 31,	December 31,	
	2019	2019	2018	2019	2018
(Dollars in thousands, except per share data)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	
Total interest income	$ 42,289	$ 43,609	$ 40,638	$ 170,095	$ 151,264
Total interest expense	7,168	7,855	6,517	29,257	21,652
Net interest income	35,121	35,754	34,121	140,838	129,612
Provision for loan losses	1,136	1,005	975	2,504	5,448
Net interest income after provision for loan losses	33,985	34,749	33,146	138,334	124,164
Non-interest income:					
Insurance income	3,309	3,386	3,400	14,802	14,812
Electronic banking income	3,849	3,577	3,017	13,680	11,477
Trust and investment income	3,441	3,205	3,133	13,159	12,543
Deposit account service charges	3,149	3,233	2,618	11,700	9,778
Mortgage banking income	1,336	1,204	953	4,328	3,333
Bank owned life insurance income	968	487	495	2,430	1,955
Commercial loan swap fees	794	772	64	2,228	681
Net gain (loss) on investment securities	94	97	—	164	(146)
Net loss on asset disposals and other transactions	(229)	(78)	(15)	(782)	(334)
Other non-interest income	452	510	512	2,565	2,655
Total non-interest income	17,163	16,393	14,177	64,274	56,754
Non-interest expense:					
Salaries and employee benefit costs	18,903	18,931	17,385	77,860	69,308
Net occupancy and equipment expense	3,223	3,098	2,753	12,431	11,272
Electronic banking expense	1,846	2,070	1,648	7,186	6,057
Professional fees	1,931	1,544	1,727	7,095	7,862
Data processing and software expense	1,648	1,572	1,330	6,332	5,419
Amortization of other intangible assets	888	953	861	3,359	3,338
Franchise tax expense	797	797	897	3,071	2,771
Marketing expense	573	634	525	2,291	1,962
Foreclosed real estate and other loan expenses	632	600	508	1,956	1,431
Communication expense	318	268	316	1,181	1,265
FDIC insurance (benefit) expense	(150)	—	373	602	1,546
Other non-interest expense	2,912	2,526	2,633	13,886	13,746
Total non-interest expense	33,521	32,993	30,956	137,250	125,977
Income before income taxes	17,627	18,149	16,367	65,358	54,941
Income tax expense	2,767	3,281	2,470	11,663	8,686
Net income	$ 14,860	$ 14,868	$ 13,897	$ 53,695	$ 46,255
PER COMMON SHARE DATA:					
Earnings per common share – basic	$ 0.72	$ 0.72	$ 0.71	$ 2.65	$ 2.42
Earnings per common share – diluted	$ 0.72	$ 0.72	$ 0.71	$ 2.63	$ 2.41
Cash dividends declared per common share	$ 0.34	$ 0.34	$ 0.30	$ 1.32	$ 1.12
Weighted-average common shares outstanding – basic	20,407,505	20,415,245	19,337,403	20,120,119	18,991,768
Weighted-average common shares outstanding – diluted	20,599,127	20,595,769	19,483,452	20,273,725	19,122,260
Actual common shares outstanding (end of period)	20,698,941	20,700,630	19,565,029	20,698,941	19,565,029

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	December 31,			
	2019 (Unaudited)		**2018**	
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	**53,263**	$	61,775
Interest-bearing deposits in other banks		**61,930**		15,837
Total cash and cash equivalents		**115,193**		77,612
Available-for-sale investment securities, at fair value (amortized cost of $929,395 at December 31, 2019 and $804,655 at December 31, 2018)		**936,101**		791,891
Held-to-maturity investment securities, at amortized cost (fair value of $32,541 at December 31, 2019 and $36,963 at December 31, 2018)		**31,747**		36,961
Other investment securities, at cost		**42,730**		42,985
Total investment securities		**1,010,578**		871,837
Loans, net of deferred fees and costs (a)		**2,873,525**		2,728,778
Allowance for loan losses		**(21,556)**		(20,195)
Net loans		**2,851,969**		2,708,583
Loans held for sale		**6,499**		5,470
Bank premises and equipment, net of accumulated depreciation		**61,846**		56,542
Bank owned life insurance		**69,722**		68,934
Goodwill		**166,032**		151,245
Other intangible assets		**11,802**		10,840
Other assets		**63,567**		40,391
Total assets	$	**4,357,208**	$	3,991,454
Liabilities				
Deposits:				
Non-interest-bearing	$	**671,208**	$	607,877
Interest-bearing		**2,620,204**		2,347,588
Total deposits		**3,291,412**		2,955,465
Short-term borrowings		**316,977**		356,198
Long-term borrowings		**83,123**		109,644
Accrued expenses and other liabilities		**71,303**		50,007
Total liabilities	$	**3,762,815**	$	3,471,314
Stockholders' Equity				
Preferred stock, no par value, 50,000 shares authorized, no shares issued at December 31, 2019 and December 31, 2018		**—**		—
Common stock, no par value, 24,000,000 shares authorized, 21,156,143 shares issued at December 31, 2019 and 20,124,378 shares issued at December 31, 2018, including shares in treasury		**420,876**		386,814
Retained earnings		**187,149**		160,346
Accumulated other comprehensive loss, net of deferred income taxes		**(1,425)**		(12,933)
Treasury stock, at cost, 504,182 shares at December 31, 2019 and 601,289 shares at December 31, 2018		**(12,207)**		(14,087)
Total stockholders' equity		**594,393**		520,140
Total liabilities and stockholders' equity	$	**4,357,208**	$	3,991,454

(a) Also referred to throughout the document as "total loans."

SELECTED FINANCIAL INFORMATION (Unaudited)

(Dollars in thousands)		December 31, 2019		September 30, 2019		June 30, 2019		March 31, 2019		December 31, 2018
Loan Portfolio										
Construction	$	88,518	$	104,773	$	109,679	$	124,958	$	136,417
Commercial real estate, other		833,238		830,199		842,970		802,464		816,911
Commercial and industrial		662,993		608,240		599,966		592,907		565,744
Residential real estate		661,476		667,017		647,612		605,804		593,797
Home equity lines of credit		132,704		134,852		131,636		128,915		133,979
Consumer, indirect		417,185		423,284		419,685		410,283		407,303
Consumer, direct		76,533		80,870		81,309		71,731		74,044
Deposit account overdrafts		878		1,081		676		518		583
Total loans	$	2,873,525	$	2,850,316	$	2,833,533	$	2,737,580	$	2,728,778
Total acquired loans (a)	$	599,686	$	627,725	$	659,081	$	562,941	$	572,748
Total originated loans	$	2,273,839	$	2,222,591	$	2,174,452	$	2,174,639	$	2,156,030
Deposit Balances										
Non-interest-bearing deposits (b)	$	671,208	$	677,232	$	643,058	$	628,464	$	607,877
Interest-bearing deposits:										
Interest-bearing demand accounts (b)		635,720		622,496		610,464		572,316		573,702
Retail certificates of deposit		490,830		488,942		497,221		404,186		394,335
Money market deposit accounts		469,893		441,989		428,213		403,642		379,878
Governmental deposit accounts		293,908		337,941		331,754		363,636		267,319
Savings accounts		521,914		526,372		526,746		477,824		468,500
Brokered certificates of deposits		207,939		262,230		326,157		287,345		263,854
Total interest-bearing deposits	$	2,620,204	$	2,679,970	$	2,720,555	$	2,508,949	$	2,347,588
Total deposits	$	3,291,412	$	3,357,202	$	3,363,613	$	3,137,413	$	2,955,465
Total demand deposits	$	1,306,928	$	1,299,728	$	1,253,522	$	1,200,780	$	1,181,579
Asset Quality										
Nonperforming assets (NPAs):										
Loans 90+ days past due and accruing	$	3,932	$	4,515	$	3,449	$	1,074	$	2,256
Nonaccrual loans		17,781		16,200		16,591		17,089		17,098
Total nonperforming loans (NPLs)		21,713		20,715		20,040		18,163		19,354
Other real estate owned (OREO)		227		289		123		81		94
Total NPAs	$	21,940	$	21,004	$	20,163	$	18,244	$	19,448
Criticized loans (c)	$	96,830	$	100,434	$	97,016	$	89,812	$	114,188
Classified loans (d)		66,154		58,938		63,048		47,327		43,818
Allowance for loan losses as a percent of NPLs (e)(f)		99.28 %		104.20 %		106.57 %		115.28 %		104.35 %
NPLs as a percent of total loans (e)(f)		0.75 %		0.73 %		0.71 %		0.66 %		0.71 %
NPAs as a percent of total assets (e)(f)		0.50 %		0.48 %		0.47 %		0.45 %		0.49 %
NPAs as a percent of total loans and OREO (e)(f)		0.76 %		0.74 %		0.71 %		0.47 %		0.71 %
Criticized loans as a percent of total loans (e)		3.37 %		3.52 %		3.42 %		3.28 %		4.18 %
Classified loans as a percent of total loans (e)		2.30 %		2.07 %		2.23 %		1.73 %		1.61 %
Allowance for loan losses as a percent of total loans (e)		0.75 %		0.76 %		0.75 %		0.76 %		0.74 %

SELECTED FINANCIAL INFORMATION (Unaudited) -- (Continued)

(Dollars in thousands)		December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Capital Information (g)						
Common equity tier 1 capital ratio (h)		**14.56 %**	14.23 %	14.16 %	13.96 %	13.66 %
Tier 1 risk-based capital ratio		**14.81 %**	14.48 %	14.41 %	14.22 %	13.92 %
Total risk-based capital ratio (tier 1 and tier 2)		**15.54 %**	15.22 %	15.14 %	14.98 %	14.65 %
Leverage ratio		**10.41 %**	10.28 %	10.26 %	10.31 %	9.99 %
Common equity tier 1 capital	$	**427,086** $	417,468 $	410,979 $	389,394 $	378,855
Tier 1 capital		**434,537**	424,877	418,347	396,719	386,138
Total capital (tier 1 and tier 2)		**456,093**	446,462	439,704	417,658	406,333
Total risk-weighted assets	$	**2,934,130** $	2,933,848 $	2,903,387 $	2,788,935 $	2,773,383
Total shareholders' equity to total assets		**13.64 %**	13.39 %	13.54 %	13.32 %	13.03 %
Tangible equity to tangible assets (i)		**9.97 %**	9.71 %	9.81 %	9.70 %	9.35 %

(a)   Includes all loans acquired in 2012 and thereafter.
(b)   The sum of amounts presented is considered total demand deposits.
(c)   Includes loans categorized as special mention, substandard or doubtful.
(d)   Includes loans categorized as substandard or doubtful.
(e)   Data presented as of the end of the period indicated.
(f)   Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(g)   December 31, 2019 data based on preliminary analysis and subject to revision.
(h)   Peoples' capital conservation buffer was 7.54% at December 31, 2019, 7.22% at September 30, 2019, 7.14% at June 30, 2019, 6.98% at March 31, 2019, and 6.65% at December 31, 2018, compared to 2.50% for the fully phased-in capital conservation buffer required at January 1, 2019.
(i)   This ratio represents a non-US GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release.

PROVISION FOR LOAN LOSSES INFORMATION

(Dollars in thousands)	Three Months Ended			Year Ended	
	December 31, 2019 (Unaudited)	September 30, 2019 (Unaudited)	December 31, 2018 (Unaudited)	December 31, 2019 (Unaudited)	2018
Provision for Loan Losses					
Provision for loan losses	$ **999**	$ 731	$ 800	$ **1,845**	$ 4,677
Provision for checking account overdrafts	**137**	274	175	**659**	771
Total provision for loan losses	$ **1,136**	$ 1,005	$ 975	$ **2,504**	$ 5,448
Net Charge-Offs					
Gross charge-offs	$ **1,647**	$ 1,162	$ 947	$ **4,476**	$ 5,189
Recoveries	**482**	385	286	**3,333**	1,143
Net charge-offs	$ **1,165**	$ 777	$ 661	$ **1,143**	$ 4,046
Net Charge-Offs (Recoveries) by Type					
Commercial real estate, other	$ **(53)**	$ (86)	$ (2)	$ **5**	$ 789
Commercial and industrial	**415**	180	(8)	**(1,353)**	20
Residential real estate	**47**	(6)	(69)	**83**	125
Home equity lines of credit	**9**	28	38	**44**	93
Consumer, indirect	**522**	380	477	**1,559**	2,041
Consumer, direct	**54**	49	36	**159**	159
Deposit account overdrafts	**171**	232	189	**646**	760
Total net charge-offs	$ **1,165**	$ 777	$ 661	$ **1,143**	$ 3,987
As a percent of average total loans (annualized)	**0.16 %**	0.11 %	0.10 %	**0.04 %**	0.15 %

SUPPLEMENTAL INFORMATION (Unaudited)

(Dollars in thousands)	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Trust assets under administration and management	$ **1,572,933**	$ **1,504,036**	$ **1,501,110**	$ 1,471,422	$ 1,384,113
Brokerage assets under administration and management	**944,002**	**904,191**	**887,745**	863,286	849,188
Mortgage loans serviced for others	$ **496,802**	**488,724**	**473,443**	464,575	461,256
Employees (full-time equivalent) (a)	**900**	**910**	918	859	871

(a) The increase in employees between March 31, 2019 and June 30, 2019 was due to the First Prestonsburg acquisition, which added 60 full-time equivalent employees.

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

	Three Months Ended								
	December 31, 2019			September 30, 2019			December 31, 2018		
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments (a)	$ 64,790	$ (26)	(0.16)%	$ 62,860	$ 506	3.19 %	$ 31,580	$ 210	2.64 %
Investment securities (b)(c)	1,040,479	6,435	2.47 %	1,009,948	6,860	2.69 %	868,219	6,843	3.15 %
Loans (c)(d):									
Construction	87,731	1,308	5.83 %	103,758	1,313	4.95 %	127,177	1,626	5.00 %
Commercial real estate, other	833,507	11,349	5.33 %	844,186	11,307	5.24 %	819,040	10,610	5.07 %
Commercial and industrial	624,939	7,739	4.85 %	603,750	8,110	5.26 %	557,674	7,411	5.20 %
Residential real estate (e)	664,742	7,923	4.77 %	648,481	7,903	4.87 %	602,381	6,897	4.58 %
Home equity lines of credit	133,534	1,872	5.56 %	131,898	1,977	5.95 %	134,818	1,880	5.53 %
Consumer, indirect	420,229	4,555	4.30 %	423,694	4,452	4.17 %	402,366	4,127	4.07 %
Consumer, direct	79,285	1,421	7.11 %	82,067	1,495	7.23 %	75,164	1,246	6.58 %
Total loans	2,843,967	36,167	5.02 %	2,837,834	36,557	5.08 %	2,718,620	33,797	4.90 %
Allowance for loan losses	(21,600)			(21,620)			(20,079)		
Net loans	2,822,367			2,816,214			2,698,541		
Total earning assets	3,927,636	42,576	4.28 %	3,889,022	43,923	4.47 %	3,598,340	40,850	4.49 %
Goodwill and other intangible assets	178,494			179,487			162,790		
Other assets	244,639			242,880			229,201		
Total assets	$ 4,350,769			$ 4,311,389			$ 3,990,331		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 523,767	$ 111	0.08 %	$ 524,025	$ 126	0.10 %	$ 468,069	$ 87	0.07 %
Governmental deposit accounts	317,819	824	1.03 %	347,625	991	1.13 %	291,913	524	0.71 %
Interest-bearing demand accounts	631,003	254	0.16 %	617,770	378	0.24 %	557,487	170	0.12 %
Money market deposit accounts	455,595	773	0.67 %	434,834	787	0.72 %	389,095	445	0.45 %
Retail certificates of deposit	490,163	2,252	1.82 %	495,499	2,255	1.81 %	398,935	1,463	1.45 %
Brokered certificates of deposit	243,118	1,274	2.08 %	261,145	1,622	2.46 %	277,891	1,684	2.40 %
Total interest-bearing deposits	2,661,465	5,488	0.82 %	2,680,898	6,159	0.91 %	2,383,390	4,373	0.73 %
Short-term borrowings	256,887	1,156	1.79 %	236,917	1,150	1.93 %	304,954	1,478	1.92 %
Long-term borrowings	83,367	524	2.50 %	84,281	546	2.58 %	109,974	666	2.41 %
Total borrowed funds	340,254	1,680	1.96 %	321,198	1,696	2.10 %	414,928	2,144	2.05 %
Total interest-bearing liabilities	3,001,719	7,168	0.95 %	3,002,096	7,855	1.04 %	2,798,318	6,517	0.92 %
Non-interest-bearing deposits	685,147			657,952			633,523		
Other liabilities	72,791			68,072			50,600		
Total liabilities	3,759,657			3,728,120			3,482,441		
Stockholders' equity	591,112			583,269			507,890		
Total liabilities and stockholders' equity	$ 4,350,769			$ 4,311,389			$ 3,990,331		
Net interest income/spread (c)		$ 35,408	3.33 %		$ 36,068	3.43 %		$ 34,333	3.57 %
Net interest margin (c)			3.56 %			3.66 %			3.77 %

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited) -- (Continued)

| | Year Ended | | | | | |
| | December 31, 2019 | | | December 31, 2018 | | |
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets						
Short-term investments	$ 43,157	$ 919	2.13 %	$ 19,462	$ 402	2.07 %
Investment securities (b)(c)	977,358	26,751	2.74 %	878,131	26,406	3.01 %
Loans (c)(d):						
Construction	111,734	6,008	5.30 %	122,007	5,970	4.83 %
Commercial real estate, other	829,581	44,574	5.30 %	819,606	41,102	4.95 %
Commercial and industrial	601,900	31,611	5.18 %	517,026	26,042	4.97 %
Residential real estate (e)	641,053	30,671	4.78 %	577,858	25,965	4.49 %
Home equity lines of credit	132,235	7,715	5.83 %	127,852	6,712	5.25 %
Consumer, indirect	416,768	17,350	4.16 %	373,450	14,627	3.92 %
Consumer, direct	78,838	5,564	7.06 %	73,171	4,919	6.72 %
Total loans	2,812,109	143,493	5.06 %	2,610,970	125,337	4.75 %
Allowance for loan losses	(21,239)			(19,359)		
Net loans	2,790,870			2,591,611		
Total earning assets	3,811,385	171,163	4.46 %	3,489,204	152,145	4.33 %
Goodwill and other intangible assets	173,768			158,115		
Other assets	237,387			224,513		
Total assets	$ 4,222,540			$ 3,871,832		
Liabilities and Equity						
Interest-bearing deposits:						
Savings accounts	$ 511,112	$ 437	0.09 %	$ 468,624	$ 303	0.06 %
Governmental deposit accounts	323,768	3,220	0.99 %	306,356	1,521	0.50 %
Interest-bearing demand accounts	605,637	1,111	0.18 %	564,345	750	0.13 %
Money market deposit accounts	425,207	2,745	0.65 %	386,607	1,359	0.35 %
Retail certificates of deposit	465,381	8,002	1.72 %	383,929	4,842	1.26 %
Brokered certificates of deposit	272,553	6,695	2.46 %	220,109	4,930	2.24 %
Total interest-bearing deposits	2,603,658	22,210	0.85 %	2,329,970	13,705	0.59 %
Short-term borrowings	244,799	4,712	1.92 %	299,046	5,238	1.75 %
Long-term borrowings	94,840	2,335	2.46 %	117,282	2,709	2.31 %
Total borrowed funds	339,639	7,047	2.07 %	416,328	7,947	1.90 %
Total interest-bearing liabilities	2,943,297	29,257	0.99 %	2,746,298	21,652	0.79 %
Non-interest-bearing deposits	653,082			591,592		
Other liabilities	60,038			45,803		
Total liabilities	3,656,417			3,383,693		
Stockholders' equity	566,123			488,139		
Total liabilities and stockholders' equity	$ 4,222,540			$ 3,871,832		
Net interest income/spread (c)		$ 141,906	3.47 %		$130,493	3.54 %
Net interest margin (c)			3.69 %			3.71 %

(a) The fourth quarter amounts reflect an adjustment related to our balance sheet interest rate swap transactions of $310,000.
(b) Average balances are based on carrying value.
(c) Interest income and yields are presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.
(d) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.
(e) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-US GAAP FINANCIAL MEASURES (Unaudited)

The following non-US GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-US GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

| | Three Months Ended | | | Year Ended | |
| | December 31, | September 30, | December 31, | December 31, | |
(Dollars in thousands)	2019	2019	2018	2019	2018
Core non-interest expense:					
Total non-interest expense	$ 33,521	$ 32,993	$ 30,956	$ 137,250	$ 125,977
Less: acquisition-related expenses	65	199	382	7,287	7,262
Less: pension settlement charges	—	—	91	—	267
Less: severance expenses	270	—	—	270	—
Core non-interest expense	$ 33,186	$ 32,794	$ 30,483	$ 129,693	$ 118,448

| | Three Months Ended | | | Year Ended | |
| | December 31, | September 30, | December 31, | December 31, | |
(Dollars in thousands)	2019	2019	2018	2019	2018
Efficiency ratio:					
Total non-interest expense	$ 33,521	$ 32,993	$ 30,956	$ 137,250	$ 125,977
Less: amortization of other intangible assets	888	953	861	3,359	3,338
Adjusted total non-interest expense	32,633	32,040	30,095	133,891	122,639
Total non-interest income	17,163	16,393	14,177	64,274	56,754
Less: net gain (loss) on investment securities	94	97	—	164	(146)
Less: net loss on asset disposals and other transactions	(229)	(78)	(15)	(782)	(334)
Total non-interest income, excluding net gains and losses	17,298	16,374	14,192	64,892	57,234
Net interest income	35,121	35,754	34,121	140,838	129,612
Add: fully tax-equivalent adjustment (a)	287	314	212	1,068	881
Net interest income on a fully tax-equivalent basis	35,408	36,068	34,333	141,906	130,493
Adjusted revenue	$ 52,706	$ 52,442	$ 48,525	$ 206,798	$ 187,727
Efficiency ratio	61.92 %	61.10 %	62.02 %	64.74 %	65.33 %
Efficiency ratio adjusted for non-core items:					
Core non-interest expense	$ 33,186	$ 32,794	$ 30,483	$ 129,693	$ 118,448
Less: amortization of other intangible assets	888	953	861	3,359	3,338
Adjusted core non-interest expense	32,298	31,841	29,622	126,334	115,110
Adjusted revenue	$ 52,706	$ 52,442	$ 48,525	$ 206,798	$ 187,727
Efficiency ratio adjusted for non-core items	61.28 %	60.72 %	61.04 %	61.09 %	61.32 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands, except per share data)	At or For the Three Months Ended December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Tangible equity:					
Total stockholders' equity	$ 594,393	$ 588,533	$ 579,022	$ 535,121	$ 520,140
Less: goodwill and other intangible assets	177,834	179,126	176,763	161,242	162,085
Tangible equity	$ 416,559	$ 409,407	$ 402,259	$ 373,879	$ 358,055
Tangible assets:					
Total assets	$ 4,357,208	$ 4,396,148	$ 4,276,376	$ 4,017,119	$ 3,991,454
Less: goodwill and other intangible assets	177,834	179,126	176,763	161,242	162,085
Tangible assets	$ 4,179,374	$ 4,217,022	$ 4,099,613	$ 3,855,877	$ 3,829,369
Tangible book value per common share:					
Tangible equity	$ 416,559	$ 409,407	$ 402,259	$ 373,879	$ 358,055
Common shares outstanding	20,698,941	20,700,630	20,696,041	19,681,692	19,565,029
Tangible book value per common share	$ 20.12	$ 19.78	$ 19.44	$ 19.00	$ 18.30
Tangible equity to tangible assets ratio:					
Tangible equity	$ 416,559	$ 409,407	$ 402,259	$ 373,879	$ 358,055
Tangible assets	$ 4,179,374	$ 4,217,022	$ 4,099,613	$ 3,855,877	$ 3,829,369
Tangible equity to tangible assets	9.97 %	9.71 %	9.81 %	9.70 %	9.35 %

	Three Months Ended			Year Ended December 31,	
(Dollars in thousands)	December 31, 2019	September 30, 2019	December 31, 2018	2019	2018
Pre-provision net revenue:					
Income before income taxes	$ 17,627	$ 18,149	$ 16,367	$ 65,358	$ 54,941
Add: provision for loan losses	1,136	1,005	975	2,504	5,448
Add: net loss on OREO	44	5	30	98	21
Add: net loss on investment securities	—	—	—	—	146
Add: net loss on other assets	188	73	—	692	224
Add: net loss on other transactions	—	—	—	—	76
Less: net gain on investment securities	94	97	—	164	—
Less: net gain on other assets	3	—	15	8	—
Pre-provision net revenue	$ 18,898	$ 19,135	$ 17,357	$ 68,480	$ 60,869
Total average assets	4,350,769	4,311,389	3,990,331	4,222,540	3,871,832
Pre-provision net revenue to total average assets (annualized)	1.72 %	1.76 %	1.73 %	1.62 %	1.57 %

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands)	Three Months Ended			Year Ended	
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Annualized net income adjusted for non-core items:					
Net income	$ 14,860	$ 14,868	$ 13,897	$ 53,695	$ 46,255
Add: net loss on investment securities	—	—	—	—	146
Less: tax effect of loss on investment securities (a)	—	—	—	—	31
Less: net gain on investment securities	94	97	—	164	—
Add: tax effect of net gain on investment securities (a)	20	20	—	34	—
Add: net loss on asset disposals and other transactions	229	78	15	782	334
Less: tax effect of net loss on asset disposals and other transactions (a)	48	16	3	164	70
Add: acquisition-related expenses	65	199	382	7,287	7,262
Less: tax effect of acquisition-related expenses (a)	14	42	80	1,530	1,525
Add: severance expenses	270	—	—	270	—
Less: tax effect of severance expenses (a)	57	—	—	57	—
Add: pension settlement charges	—	—	91	—	267
Less: tax effect of pension settlement charges (a)	—	—	19	—	56
Less: release of deferred tax asset valuation allowance	—	—	—	—	805
Less: impact of Tax Cuts and Jobs Act on remeasurement of deferred tax assets and deferred tax liabilities	—	—	705	—	705
Net income adjusted for non-core items	$ 15,231	$ 15,010	$ 13,578	$ 60,153	$ 51,072
Days in the period	92	92	92	365	365
Days in the year	365	365	365	365	365
Annualized net income	$ 58,955	$ 58,987	$ 55,135	$ 53,695	$ 46,255
Annualized net income adjusted for non-core items	$ 60,427	$ 59,551	$ 53,869	$ 60,153	$ 51,072
Return on average assets:					
Annualized net income	$ 58,955	$ 58,987	$ 55,135	$ 53,695	$ 46,255
Total average assets	$ 4,350,769	$ 4,311,389	$ 3,990,331	$ 4,222,540	$ 3,871,832
Return on average assets	1.36 %	1.37 %	1.38 %	1.27 %	1.19 %
Return on average assets adjusted for non-core items:					
Annualized net income adjusted for non-core items	$ 60,427	$ 59,551	$ 53,869	$ 60,153	$ 51,072
Total average assets	$ 4,350,769	$ 4,311,389	$ 3,990,331	$ 4,222,540	$ 3,871,832
Return on average assets adjusted for non-core items	1.39 %	1.38 %	1.35 %	1.42 %	1.32 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands)	For the Three Months Ended December 31, 2019	For the Three Months Ended September 30, 2019	For the Three Months Ended December 31, 2018	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Annualized net income excluding amortization of other intangible assets:					
Net income	$ 14,860	$ 14,868	$ 13,897	$ 53,695	$ 46,255
Add: amortization of other intangible assets	888	953	861	3,359	3,338
Less: tax effect of amortization of other intangible assets (a)	186	200	181	705	701
Net income excluding amortization of other intangible assets	$ 15,562	$ 15,621	$ 14,577	$ 56,349	$ 48,892
Days in the period	92	92	92	365	365
Days in the year	365	365	365	365	365
Annualized net income	$ 58,955	$ 58,987	$ 55,135	$ 53,695	$ 46,255
Annualized net income excluding amortization of other intangible assets	$ 61,741	$ 61,975	$ 57,833	$ 56,349	$ 48,892
Average tangible equity:					
Total average stockholders' equity	$ 591,112	$ 583,269	$ 507,890	$ 566,123	$ 488,139
Less: average goodwill and other intangible assets	178,494	179,487	162,790	173,768	158,115
Average tangible equity	$ 412,618	$ 403,782	$ 345,100	$ 392,355	$ 330,024
Return on average stockholders' equity ratio:					
Annualized net income	$ 58,955	$ 58,987	$ 55,135	$ 53,695	$ 46,255
Average stockholders' equity	$ 591,112	$ 583,269	$ 507,890	$ 566,123	$ 488,139
Return on average stockholders' equity	9.97 %	10.11 %	10.86 %	9.48 %	9.48 %
Return on average tangible equity ratio:					
Annualized net income excluding amortization of other intangible assets	$ 61,741	$ 61,975	$ 57,833	$ 56,349	$ 48,892
Average tangible equity	$ 412,618	$ 403,782	$ 345,100	$ 392,355	$ 330,024
Return on average tangible equity	14.96 %	15.35 %	16.76 %	14.36 %	14.81 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

END OF RELEASE